UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2008

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION
Name of person dealing (Note 1)

Marius Kloppers
(The shares were acquired on-market by Computershare Nominees CI Ltd on behalf of Marius Kloppers under the rules of the BHP Billiton Group Employee Share Plan. The registered holder of the shares is Computershare Nominees CI Ltd).

Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	123 0.0000037
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total	123 0.0000037

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
Deferred Shares awarded under the Group Incentive Scheme

27,582 Deferred Shares awarded under the Group Incentive Scheme. The Deferred Shares are exercisable from the first non-prohibited date after 30 June 2009. They will expire on the day before the 3rd anniversary of the exercisable date.

Performance Shares awarded under the BHP Billiton Limited Long Term Incentive Plan

333,327 Performance Shares awarded under the BHP Billiton Limited Long Term Incentive Plan. The Performance Shares are exercisable from the first non-prohibited date after 30 June 2012. They will expire on the day before the 5th anniversary of the exercisable date. The exercise of the Performance Shares is subject to certain performance hurdles being met which relate to the performance of the BHP Billiton Group as compared to the weighted average performance of companies in a comparator group.

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	46	AUD 35.78

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 April 2008
Contact name	Gail McGrath
Telephone number	+44 (0)20 7802 4108
Name of offeree/offeror with which associated	BHP Billiton Limited
Specify category and nature of associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of BHP Billiton Plc and BHP Billiton Limited

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 2 April 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary